AVANI INTERNATIONAL GROUP, INC.

108-2419 Bellevue Ave.

West Vancouver, B.C. V7V 4T4 Canada

(604) 913-2386

July 14, 2010

Mr. Dave Walz, Esq.

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:

Avani International Group, Inc. (“Company”)

Staff Comment Letter dated June 2, 2010.

Dear Mr. Walz:

This letter confirms that in response to the referenced comment Letter, the Company has engaged our current auditor,  Saturna Group Chartered Accountants LLP, to re-audit the Company’s financial statements for fiscal year ended December 31, 2008.

The Company acknowledges that;

(a). It is responsible for the adequacy and accuracy of the disclosure contained within its filings,

(b). Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

(c). It may not assert staff comments as a defenses in any proceeding initiate by the Commission or any person under the federals securities laws.

If you have any questions concerning the matters contained herein, please contact our attorney, Daniel H. Luciano, Esq. at  908-832-5546.

Sincerely,

/s/ Dennis Robinson

Dennis Robinson

Chairman